Exhibit 6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Baja Mining Corp. (the “Company”) on Form 40-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John W. Greenslade, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2007

/s/ John W. Greenslade

John W. Greenslade

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Baja Mining Corporation and will be retained by Baja Mining Corp. and furnished to the Securities and Exchange Commission or its staff upon request.